EXHIBIT 11

      [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION]

                                                              September 27, 1994

Board of Directors
Curtice-Burns Foods, Inc.
90 Linden Place
Rochester, NY 14603

Dear Gentlemen and Madam:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A Common Stock, par value $.99 per share (the 'Class A Shares'), of Curtice-Burns Foods, Inc. (the 'Company') of the consideration to be received by the holders of Class A Shares pursuant to the terms of the Agreement and Plan of Merger dated as of September 27, 1994 among Pro-Fac Cooperative, Inc. ('Pro-Fac'), PF Acquisition Corp., a wholly owned subsidiary of Pro-Fac ('Sub'), and the Company (the 'Agreement').

     Pursuant to the Agreement, Sub will commence a tender offer for all issued and outstanding Class A Shares and all issued and outstanding shares of the Company's Class B Common Stock, par value $.99 per share (the 'Class B Shares,' and together with the Class A Shares, the 'Shares'), at a price of $19.00 in cash per Share (the 'Tender Offer'). The Tender Offer is to be followed by a merger in which the Shares of all shareholders who did not tender would be converted into the right to receive $19.00 in cash per Share (the 'Merger' and together with the Tender Offer, the 'Pro-Fac Offer').

     In arriving at our opinion, we have reviewed the Agreement, the Agreement dated as of September 27, 1994 among Pro-Fac, Sub and Agway Holdings, Inc. ('Holdings') under which Holdings has agreed to tender all of its Shares pursuant to the Tender Offer (together with the Agreement, the 'Transaction Documents'), and a recent draft of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making an independent verification of any of the information reviewed by us.


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We  have relied as to all legal matters relating to the Tender Offer, the Merger and the Transaction Documents on advice of counsel to the Company.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are aware that another party has made a proposal (the 'Other Proposal') to acquire all of the issued and outstanding Shares for $20.00 per Share in cash. The Board of Directors of the Company has determined to proceed with the Pro-Fac Offer after taking into account the material contingencies contained in the Other Proposal and the risk that the Other Proposal would not be consummated in a timely fashion, if at all, at a price per Share in excess of $19.00. Our opinion does not constitute a recommendation to any shareholder of the Company to tender their Shares pursuant to the Tender Offer or as to how such shareholder should vote on the proposed transaction or the Agreement.

Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ'), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As you are aware, DLJ has been engaged to act as exclusive financial advisor to the Special Committee of the Board of Directors of the Company.

Based upon and subject to the foregoing and based upon such other factors as we deem relevant, we are of the opinion that the consideration to be received by holders of Class A Shares pursuant to the Tender Offer and the Merger is fair to the holders of Class A Shares from a financial point of view.

                                          Very truly yours,
                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION